82-4867

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

02015209

To: The Securities and Exchange Commission

Company:

Fax: 0011 1 202 942 9624

From: Robyn Fry - Company Secretary

Fax: (+61 3) 9208 4356

Date: 18 February 2002

Pages: 18.
Including cover page

SUPPL

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

P.P.

Robyn Fry
General Counsel & Company Secretary

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

dlw 2/19

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

amrad

FILE No.
82-4867

18 February 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

P.P. [signature]

Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAD Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No. 82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 18/02/2002

TIME: 10:33:41

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Year Results Presentation Slides

amrad.

AMRAD CORPORATION LIMITED

Clinical Development of Compounds for Serious Chronic Human Diseases

Focused on Early Commercial Returns

Driving Assets Harder

amrad.

New Board & Management → **Commercial Accountability**

Clear Focus → **Chronic Human Diseases**

3 Core Competencies →
- Infectious Diseases
- Allergy/ Inflammation
- Neurology

Enabling Technology → **Enhanced Discovery & Development Capability**

Recent Management Changes

amrad

- Professor John Mills: Chairman
- Mr Henry Nordhoff : Non-executive Director
- Dr Sandra Webb: Managing Director
- Dr Jonathan Coates: Chief Scientific Officer

Clear Focus

amrad



Co – Development *or*
Partnered Development
Member Institutes
Academia
300+
Patents &
Target
Discoveries
Rigorous
Project
Selection
In house
$
$
AML Clinical
Development
License
To
Pharma
Bio
Sell *or* Terminate

3 Core Competencies

amrad


Infectious
Diseases
Enabling
Technology
•Medicinal Chemistry
•Therapeutic Proteins
•Monoclonal Antibodies
•SOCS
Allergy /
Inflammation
HIV
Hepatitis B&C
Neurology
Asthma
Rheumatoid
Arthritis
Severe Pain
Nerve protection

Clinical Development Strategy

amrad.

- AML clinical development utilising core competencies
  - Infectious Diseases
  - Allergy / Inflammation
  - Neurology
- Co – Development utilising skill of others
  - Targets where AML wishes to retain interest
- Partnered Development
  - With major Bio / Pharma groups world wide
  - Early financial benefits

AML Clinical Development

amrad.


Discovery
Pre Clinical
Phase 1
Phase 2
Phase 3
Market Size
300+ Patents
Drug Target and
Compound Identification
Hepatitis B
HIV
Infectious Diseases
US$1bn
US$2bn

AML Clinical Development

amrad.


Discovery
Pre Clinical
Phase 1
Phase 2
Phase 3
Market Size
300+ Patents
Drug Target and
Compound Identification
Hepatitis B
HIV
Infectious Diseases
US$1bn
US$2bn
Rheumatoid
Arthritis
Asthma
Inflammation / Allergy
US$2bn
US$2bn

AML Clinical Development

amrad.


Discovery
Pre Clinical
Phase 1
Phase 2
Phase 3
Market Size
300+ Patents
Drug Target and
Compound Identification
Hepatitis B
HIV
Infectious Diseases
US$1bn
US$2bn
Rheumatoid Arthritis
Inflammation / Allergy
US$2bn
Asthma
US$2bn
Nerve Repair
US$1bn
Neurology
Severe Pain
US$400m
Milestone Payments from License to Biotech/Pharma
$
$
$$
$$$

Co – Development

amrad.


Cambridge
Antibody
Technology
Rheumatoid
Arthritis
SOCS
GlaxoSmithKline
Pre Clinical
Phase 1
Phase 2
Phase 3

Partnered Development


amrad.
Pre Clinical
Phase 1
Phase 2
Phase 3
Market Potential
Serono
Reproductive Health
US$800m
Aventis
Cardiovascular
US$4bn
Edward Lifesciences
Cardiovascular
US$4bn
DevCo
Stroke
US$1bn
Milestone and License Payments to AML
$
$
$$
$$$

FILE No. 82-4867


Forecast Milestones
amrad.
AML
2002
2003
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Chronic Pain
AM336
Phase II
Nerve Protection
Emfilermin
Phase II
Hepatitis B
AM365
Phase II
Phase III

Forecast ASX Announcements

amrad.

	2002 Q1	2002 Q2	2002 Q3	2002 Q4	2003 Q1	2003 Q2	2003 Q3	2003 Q4
Nerve Protection	★							
Chronic Pain	★					★		
Hepatitis B				★				
Reproductive Health		★						
Stroke			★					


Forecast Milestones
amrad.
Co- Development
& Partnered
2002
2003
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Reproductive
Health
AM424
Serono
Phase I
Cardiovascular
AM133
Edwards
Pre-clinical
AM132
Aventis
Pre-clinical
Stroke
AM36
DevCo
Phase I
Rheumatoid
Athritis
CAT
Pre-clinical